SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (FEE REQUIRED) for the fiscal year ended December 31, 2002 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (NO FEE REQUIRED) for the transition period from _____________ to _______________

COMMISSION FILE NUMBER     1-7891
                           ------

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DONALDSON COMPANY, INC.
                              1400 WEST 94TH STREET
                          MINNEAPOLIS, MINNESOTA 55431

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT
SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002 AND 2001

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                                         PAGE(S)

REPORT OF INDEPENDENT AUDITORS.................................................1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits.................................2

Statement of Changes in Net Assets Available for Benefits......................3

Notes to Financial Statements................................................4-7

SUPPLEMENTAL SCHEDULE

Schedule I: Schedule H, line 4i - Schedule of Assets (Held at End of Year).....8


Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of Donaldson Company, Inc.
Employees' Retirement Savings Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Donaldson Company, Inc. Employees' Retirement Savings Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits at December 31, 2001, was audited by other independent accountants who have ceased operations. Those independent accountants issued an unqualified opinion on that statement in their report dated April 26, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule referred to in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

June 23, 2003
Minneapolis, MN

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                         2002              2001
Assets
Investments, at fair value
    Interest-bearing cash                           $       3,971     $   2,380,207
    Mutual funds                                       97,276,727        99,861,823
    Donaldson Company, Inc. common stock fund          32,419,115        34,500,290
    Participant loans                                   3,048,038         3,184,602
                                                    -------------     -------------
             Total investments, at fair value         132,747,851       139,926,922
Receivables
    Income receivable                                         355               639
    Employee contributions receivable                          --           259,818
                                                    -------------     -------------
             Total assets available for benefits      132,748,206       140,187,379
LIABILITIES
Investment settlements payable                            (15,665)           (1,203)
                                                    -------------     -------------
Net assets available for benefits                   $ 132,732,541     $ 140,186,176
                                                    -------------     -------------





                   The accompanying notes are an integral part
                         of these financial statements.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

INVESTMENT INCOME (LOSS)
Interest and dividend income                                      $   2,621,585
Net depreciation of the fair value of investments                   (16,762,029)
                                                                  -------------
                                                                    (14,140,444)
                                                                  -------------
CONTRIBUTIONS
Employer                                                                722,100
Participants                                                         15,026,352
                                                                  -------------
                                                                     15,748,452
                                                                  -------------
DEDUCTIONS
Benefits paid to participants                                        (9,036,511)
Administrative expenses                                                 (22,379)
Other deductions                                                         (2,753)
                                                                  -------------
                                                                     (9,061,643)
                                                                  -------------
             Net decrease in net assets available for benefits       (7,453,635)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                   140,186,176
                                                                  -------------
End of year                                                       $ 132,732,541
                                                                  -------------





                   The accompanying notes are an integral part
                         of these financial statements.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The Donaldson Company, Inc. Employees' Retirement Savings Plan (the "Plan") is a contributory defined contribution plan sponsored by Donaldson Company, Inc. (the "Company"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The following description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     Fidelity Management Trust Company is the Plan's trustee (the "Trustee") and recordkeeper.

     ELIGIBILITY
     Employees are eligible to participate in the Plan upon employment, as defined by the Plan document.

     CONTRIBUTIONS
     Each year, eligible participants may contribute to the Plan up to 25 percent of pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans with the approval of the Administrative Committee.

     The Company may, at its discretion, make discretionary contributions from time to time. Discretionary contributions are allocated pro rata based upon total annual compensation of participants who have 1,000 hours of service in the Plan year and are in employment of the Company on the last day of the Plan year. The Company made no discretionary contributions for the year ended December 31, 2002.

     In connection with the Company's acquisition of AirMaze Corporation ("AirMaze") in November 1999, certain monies were placed in escrow pending finalization of the acquisition. Under the sale and purchase agreement, any monies released to the Company from the escrow account are to be contributed to former AirMaze employees participating in the Plan. During the Plan year ended December 31, 2002, amounts totaling $722,100 were released and contributed to the Plan as employer contributions. These contributions were allocated to the former AirMaze employees participating in the Plan pro rata based on the total account balances of these participants.

     PARTICIPANT ACCOUNTS
     Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate their contributions, the contributions are placed in the Fidelity Managed Income Portfolio II Fund.

     The allocation of the participant's contributions to the investment funds may be changed daily. Each participant's account is credited with his or her contributions and his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant's account at the close of each day.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

     VESTING
     Participants are 100 percent vested in their accounts at all times.

     PAYMENT OF BENEFITS
     Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary will receive the vested portion of the participant's account balance in a lump-sum payment. Rollover contributions and hardship withdrawals are allowed at any time.

     PARTICIPANT LOANS
     Under the Plan document, participants may borrow up to 50 percent of their account balance or $50,000, whichever is less. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant's primary residence in which case the term may not exceed ten years. The loan interest is one percent over the prime lending rate on the last business day of the month preceding the month in which the loan is granted. Interest rates on outstanding loans at December 31, 2002, ranged from 5.75 percent to 10.5 percent. Loans mature at various dates through September 2012 and are generally paid through monthly payroll deductions.

     PLAN TERMINATION
     The Company has the right under the plan agreement to amend or terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan will be distributed to the participants in accordance with the Plan document.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

     VALUATION OF INVESTMENTS
     Investments in mutual funds are stated at fair value based on quoted market prices. Participant loans are valued at estimated fair value, which consists of outstanding principal and any related accrued interest. Investments in the Donaldson Company, Inc. Common Stock Fund are valued based on the fair value of the underlying investments, primarily Donaldson Company, Inc. common stock, which is valued at quoted market prices.

     INVESTMENT EARNINGS
     Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net appreciation (depreciation) consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

     CONTRIBUTIONS
     Participant contributions are recorded in the period the employer makes the payroll deductions. Employer discretionary contributions, if any, are recorded in the period they are approved by the Company.

     BENEFITS PAID TO PARTICIPANTS
     Benefits paid to participants are recorded when paid.

     PLAN EXPENSES
     Investment management fees and administrative fees charged by the Trustee are paid by the Plan. All other expenses are paid by the Company, including legal, accounting and other services.

     USE OF ESTIMATES
     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

     RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

     CONCENTRATION OF MARKET RISK
     As of December 31, 2002 and 2001, approximately 24 percent and 25 percent of the Plan's net assets were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent on the performance of Donaldson Company, Inc. and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of Donaldson Company, Inc. common stock in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


3.   INVESTMENTS

     The current value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                 2002            2001

Donaldson Company, Inc. Common Stock Fund    $ 32,419,115    $ 34,500,290
Fidelity Magellan Fund                         14,165,809      17,877,506
Fidelity Contrafund                            11,466,592      12,168,004
Fidelity Equity Income Fund                    25,451,498      30,384,287
Fidelity Managed Income Portfolio II Fund      32,486,923      26,325,549
All other investments                          16,757,914      18,671,286
                                             ------------    ------------
                                             $132,747,851    $139,926,922
                                             ============    ============

       During the year ended December 31, 2002, investments depreciated value was as follows:

Mutual funds                                                 $(14,676,668)
Donaldson Company, Inc. Common Stock Fund                      (2,085,361)
                                                             ------------
                                                             $(16,762,029)
                                                             ============


4.   TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service, dated October 20, 1995, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the "Code") and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


5.   RELATED PARTY TRANSACTIONS

     The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company. For the year ended December 31, 2002, purchases and sales of securities of the Company were $1,878,072 and $1,476,534, respectively. In addition, participants have the option to direct their contributions to be invested in mutual funds which are sponsored by the Trustee.

                              SUPPLEMENTAL SCHEDULE

DONALDSON COMPANY, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
EIN 41-0222640
PLAN NUMBER 007                                                       SCHEDULE I
--------------------------------------------------------------------------------

(a)               (b)                                    (c)                         (d)                (e)
                                             Description of Investment
          Identity of Issue,                Including the Maturity Date,
           Borrower, Lessor                Rate of Interest, Collateral,                              Current
           or Similar Party                    Par or Maturity Value                Cost**             Value
 *   Fidelity Management Trust       Managed Income Portfolio II Fund,
      Company                         32,486,923 units of participation                            $  32,486,923
 *   Donaldson Company, Inc.         Common Stock Fund, 1,134,404 shares                              32,419,115
 *   Fidelity Management Trust       Equity Income Fund, 641,580 units
      Company                         of participation                                                25,451,498
 *   Fidelity Management Trust       Magellan Fund, 179,405 units of
      Company                         participation                                                   14,165,809
 *   Fidelity Management Trust       Contrafund, 297,062 units of
      Company                         participation                                                   11,466,592
     Schroder U.S.                   Smaller Companies Fund, 287,839
                                      units of participation                                           3,580,719
 *   Fidelity Management Trust       Overseas Fund, 158,182 units of
      Company                         participation                                                    3,480,001
 *   Fidelity Management Trust       Balanced Fund, 208,127 units of
      Company                         participation                                                    2,766,003
     Spartan U.S.                    Equity Income Fund, 76,336 units
                                      of participation                                                 2,377,864
     Sterling Small Cap              Mutual Fund, 65,580 units                                           803,355
     Brokeragelink                   Growth Oriented Fund, 306,288 units                                 306,288
     Turner Concentrated
      Growth I                       Mutual Fund, 67,388 units                                           277,640
     FMI KB Emerging Growth          Mutual Fund, 14,303 units                                            94,399
     Brokeragelink                   Income Oriented Fund, 19,636 units                                   19,636
     Brokeragelink                   Money Market Fund, 3,971 units                                        3,971
 *   Participants                    Participant loans receivable, interest
                                      rates from 5.75 percent to 10.5 percent,
                                      payable through September 2012                                   3,048,038
                                                                                               ------------------
                                                                                                   $ 132,747,851
                                                                                               ------------------

*    Denotes party-in-interest.

** Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant directed accounts.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              DONALDSON COMPANY, INC.
                                              -----------------------
                                              EMPLOYEES' RETIREMENT SAVINGS PLAN
                                              ----------------------------------
                                                        (Name of Plan)

Date        June 30, 2003                     By: /s/ Thomas A. Windfeldt
      ---------------------                       ------------------------------
                                                  Thomas A. Windfeldt
                                                  Vice President, Controller

                                  EXHIBIT INDEX

                           ANNUAL REPORT ON FORM 11-K



Exhibit 23   Consent of Independent Public Accountants


Exhibit 99 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002